Exhibit 21
SERVOTRONICS, INC.
SUBSIDIARIES OF
REGISTRANT

Name and address of each member	Employer ID No.

Servotronics, Inc. P.O. Box 300 Elma, New York 14059-0300	16-0837866
Ontario Knife Company 26 Empire Street Franklinville, New York 14737	16-0578540
Queen Cutlery Company 507 Chestnut Street Titusville, Pennsylvania 16354	25-0743840
G.N. Metal Products, Inc. P.O. Box 300 Elma, New York 14059-0300	16-0964682
SVT Management, Inc. P.O. Box 300 Elma, New York 14059-0300	16-1037766
MRO Corporation P.O. Box 300 Elma, New York 14059-0300	16-1230799
TSV ELMA, Inc. P.O. Box 300 Elma, New York 14059-0300	16-1415699
87 South Main Corp. P.O. Box 300 Elma, New York 14059-0300	20-2776383
King Cutlery, Inc. P.O. Box 300 Elma, New York 14059-0300	33-1112061
TSV Franklinville, Inc. P.O. Box 300 Elma, New York 14059-0300	52-2364297
Aero Metal Products, Inc. P.O. Box 300 Elma, New York 14059-0300	27-1143686